March 2, 2023

BY E-MAIL AND BY EDGAR

Division of Corporation Finance
Office of Industrial Applications and Services
Securities and Exchange Commission

100 F St., N.E.
Washington, D.C. 20549

Attn:	Tracey Houser
Terence O’Brien

Re:	Nano-X Imaging Ltd.
Form 20-F for Fiscal Year Ended December 31, 2021
Filed May 2, 2022
Response Letter Dated February 1, 2023
File No. 001-39461

Dear Ms. Houser and Mr. O’Brien:

NANO-X IMAGING LTD (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated February 3, 2023 (the “Comment Letter”) with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2021 (the “Form 20-F”) filed with the Commission by the Company on May 2, 2022.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F. All references to page numbers and captions (unless otherwise stated) under the header titled “Form 20-F for Fiscal Year Ended December 31, 2021” correspond to the page numbers and captions in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2021

Item 5. Operating and Financial Review and Prospects

E. Critical Accounting Estimates, page 90

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

March 2, 2023

1.	We note your response to comment 2. Regarding the draft disclosures provided, please address the following:

●	Clarify that the amount of goodwill assigned to the AI solutions reporting unit at the interim testing date was $51.2 million and that $14.3 million was recognized as an impairment charge based on the testing results.

●	Expand your discussion of the discounted cash flow model used to estimate the fair value of your AI solutions reporting unit to state when you have assumed that the business will be generating material revenues, gross profit and positive operating cash flows to support the remaining $36.9 million of goodwill as of December 31, 2022.

Response

The Company acknowledges the Staff’s comment. The Company confirms that it has performed an interim test of goodwill impairment during the second quarter of fiscal year 2022, which resulted in the recognition of a $14.3 million goodwill impairment charge associated with the AI solutions segment.

In the fourth quarter of 2022, the Company performed its annual test of goodwill impairment and is currently in the process of determining its results. The Company expects to record an additional material goodwill impairment charge. The impairment is a result of further revision of management estimates due to the global economic slowdown and industry specific considerations which led the Company to re-assess the projected revenue, gross profit, operating profit and cashflows of the AI solutions reporting unit and the estimated timeline for such unit to start generating substantial revenues, gross profit, operating profit and positive cash flow.

The Company will include the disclosures as required by ASC 350-20-50-2 in the financial statements included in its Annual Report on Form 20-F for the fiscal year ended December 31, 2022, substantially similar to the disclosure below (which is marked against the suggested disclosure included in our response letter dated February 1, 2023).

Goodwill

“We determine the fair value of our reporting units using a discounted cash flow model, which utilizes key assumptions such as projected revenues, cost of revenues and operating expenses. These assumptions were determined by management utilizing our internal operating plan, growth rates for revenues and operating expenses and margin assumptions. An additional key assumption under this approach is the discount rate, based on the weighted average cost of capital, which is adjusted for current risk-free rates of capital, current market interest rates, and the evaluation of a risk premium relevant to the business segment.

If our assumptions relative to revenue growth rates, cost of revenues and operating expenses were to change, our fair value calculation may change, which could result in impairment. If our assumptions relative to the discount rate and the evaluation of risk premium growth rates were to change, our fair value calculation may change, which could result in impairment. Management uses the income approach to determine the fair value of the reporting units because it considers the anticipated future financial performance of the reporting units. Accordingly, changes in the assumptions described above could have a material impact on our consolidated results of operations.

Our goodwill is tested for impairment at least on an annual basis, on the last day of the fourth quarter of the fiscal year and whenever events or changes in circumstances indicate the carrying value of a reporting unit may not be recoverable. When necessary, we record charges for impairments of goodwill for the amount by which the carrying amount of the respective reporting unit exceeds its fair value.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

March 2, 2023

Goodwill impairment assessments for the year ended December 31, 2022

AI solutions reporting unit

During the second quarter ~~and given~~ of 2022, in light of triggering events arising from the increase of the discount rate, the change of management and changes in management estimates as a result of business specific considerations, we performed a quantitative ~~annual~~ interim assessment for goodwill impairment for our AI solutions reporting unit. The amount of goodwill assigned to the AI solutions reporting unit on the interim testing date, which had not changed from the amount assigned to such unit on the acquisition date, was $51.2 million. As a result of the impairment assessment, we concluded that the fair value of the AI solutions reporting unit exceeded its carrying amount by approximately 11.61%, with a ~~carrying amount of~~ goodwill impairment charge assigned to this ~~reporting~~ unit in an amount of $14.3 million. As a result, the remaining amount of goodwill assigned to the AI solutions reporting unit at June 30, 2022 was $36.9 million.

~~We also~~ During the fourth quarter of 2022, we performed a quantitative annual assessment for goodwill impairment and concluded that the fair value of the AI reporting unit exceeded its carrying amount by approximately [●]%, with a ~~carrying amount of~~ goodwill impairment charge assigned to this unit in an amount of $[●] million. As a result, the remaining amount of goodwill assigned to the AI solutions reporting unit ~~in an amount of~~ at December 31, 2022 was $[●] million.

When evaluating the fair value of the AI solutions reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate ~~of [●]%~~ determined based on the growth prospects of the reporting unit; and (c) a discount rate ~~of [●]%~~ which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the AI solutions reporting unit’s operations and the uncertainty inherent in our internally developed forecasts.

Specifically, as part of our interim impairment test, in making the assumptions mentioned in clauses (a) and (b) above, we considered (1) the efforts and time required for the AI solutions reporting unit to achieve financial stability, (2) our estimate that it would take approximately one year for such unit to generate any material revenue and two years to achieve profitability; and (3) our estimate that it would take longer than we originally expected for such unit to generate material revenues, gross profit, and positive operating cash flows, especially from its population health applications. For the assumption mentioned in clause (b) above, we assumed a terminal year long-term future growth rate of 3.0% as of June 30, 2022. For the assumption mentioned in clause (c) above, we assumed a discount rate of 22.0%.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of [●]% or an increase of [●]% to the discount rate would have reduced the fair value of AI Solutions reporting unit by approximately $[●] million and $[●] million, respectively.

Radiology services reporting unit

We performed a quantitative assessment for goodwill impairment for our teleradiology reporting unit and concluded that the fair value of the radiology services reporting unit exceeded its carrying amount by approximately [●] %, with a carrying amount of goodwill assigned to this reporting unit in an amount of $[●] million.

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

March 2, 2023

When evaluating the fair value of the radiology services reporting unit under the income approach, we used a discounted cash flow model which utilized Level 3 measures that represent unobservable inputs. Key assumptions used to determine the estimated fair value include: (a) internal cash flows forecasts for 5 years following the assessment date, including expected revenue growth, costs to sales and operating expenses; (b) an estimated terminal value using a terminal year long-term future growth rate of [●]% determined based on the growth prospects of the reporting unit; and (c) a discount rate of [●]% which reflects the weighted-average cost of capital adjusted for the relevant risk associated with the radiology services reporting unit’s operations and the uncertainty inherent in our internally developed forecasts.

Actual results may differ from those assumed in our valuation method. It is reasonably possible that our assumptions described above could change in future periods. If any of these were to vary materially from our plans, we may record impairment of goodwill allocated to this reporting unit in the future. A hypothetical decrease in the growth rate of [●] % or an increase of [●] % to the discount rate would have reduced the fair value of the radiology services reporting unit by approximately $[●] million and $[●] million, respectively.

As of December 31, 2022, the percentage by which the estimated fair value of our reporting units exceeds the carrying value was as the following:

	Goodwill from acquisition of Nanox AI Unit #1		Goodwill from acquisition of USARAD Unit #2
Goodwill Assigned (in millions)	$ [●]		$ [●]
Fair Value/Carrying Amount	[●]	%	[●]	%

Goodwill impairment assessment for the year ended December 31, 2021

As of December 31, 2021, we evaluated that there was no notable change in qualitative factors due to the short period of time that had lapsed from the acquisition date through December 31, 2021. Therefore, we did not determine that it was more likely that not that the fair value of each reporting unit was less than its carrying amount. As such, we concluded that no further impairment testing was required for either reporting unit as of December 31, 2021.”

* * * * *

Ms. Tracey Houser and Mr. Terrence O’Brien

Securities and Exchange Commission

March 2, 2023

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 982-0269.

Very truly yours,

/s/ Ran Daniel
Ran Daniel
Chief Financial Officer

cc:	Michael Zeidel
Yossi Vebman
Skadden, Arps, Slate, Meagher & Flom LLP